[Exhibit 99.1]
Financial Results as of and for the Years ended December 31, 2008 and 2007
* The financial results for the fiscal years 2008 and 2007 are non-consolidated and prepared in accordance with generally accepted accounting principles in Korea (KGAAP). Please refer to Item 3 of Exhibit 99.3 included in this submission on Form 6-K for the 2008 and 2007 financial results.
REVIEW OF FINANCIAL RESULTS
Revenues and Cost of Revenues
Revenues for 2008 was KRW 41,983 million (US$ 33,267 thousand), representing a 24.6% increase from KRW 33,686 million for 2007.
Royalties and licensing fees revenues for 2008 were KRW 31,587 million (US$ 25,029 thousand), representing a 25.6% increase from KRW 25,153 million for 2007. This increase was primarily attributed to: (i) increased revenues from Japan and (ii) appreciation of Japanese Yen against Korean Won in 2008. Also, the increases in game services revenue from commercial service of Requiem in the US and Russia and Emil Chronicle Online in Thailand, Taiwan and Hong Kong have contributed to the overall increase in revenues.
Subscription revenues in Korea for 2008 were KRW 7,484 million (US$ 5,930 thousand), representing a 17.1% increase from KRW 6,393 million for 2007. This increase was primarily attributed to: (i) increased revenues from launching free-to-play servers of Ragnarok Online in May 2008, and (ii) revenues from the game services of Emil Chronicle Online, Pucca Racing and Requiem, all of which were commercialized in 2007.
Cost of revenues was KRW 15,944 million (US$ 12,634 thousand) for 2008, representing a 16% increase from KRW 13,746 million for 2007. The increase in the Company’s cost of revenues is mainly attributed to increased amortization expense and salaries in relation with the commercialization of Emil Chronicle Online, Pucca Racing and Requiem.
As a result of the foregoing factors, gross profit for 2008 was KRW 26,039 million (US$ 20,633 thousand), representing a 30.6% increase from KRW 19,940 million for 2007.
Selling, General & Administrative Expenses (“SG&A”)
The Company reduced SG&A by 37.8% to KRW 18,648 million (US$ 14,777 thousand) for 2008 from KRW 29,960 million for 2007.
The reduction in SG&A was attributed primarily to lower advertising and R&D expenses. Advertising expenses decreased by 85.8% to KRW 872 million (US$ 691 thousand) for 2008 from KRW 6,124 million for 2007. R&D expenses decreased by 76.9% to KRW 1,408 million (US$ 1,116 thousand) for 2008 from KRW 6,096 million for 2007, primarily due to R&D expenses being converted into intangible assets (capitalized R&D cost) after open beta testing and into cost of revenues after commercialization.

As a result of the foregoing factors, the Company’s operating income for 2008 was KRW 7,391 million (US$ 5,856 thousand).
Non-operating Income and Non-operating Expenses
Non-operating income for 2008 was KRW 8,362 million (US$ 6,626 thousand), from KRW 5,830 million in 2007, representing a 43.4% increase. This increase was primarily due to the net gains from the fluctuations in the foreign exchange rates.
Meanwhile, non-operating expenses for 2008 was KRW 11,359 million (US$ 9,001 thousand), a 44.6% decrease from KRW 20,513 million in 2007, consisting primarily of (i) KRW 8,619 million of impairment loss on available-for-sale securities related to the investment in Perpetual Entertainment in 2007 and (ii) KRW 4,619 million in related litigation charges in 2007.
As a result of the foregoing factors, the Company recorded a net income of KRW 921 million (US$ 730 thousand) for 2008 compared with a net loss of KRW 27,559 million for 2007.
The balance of cash and cash equivalents and short-term financial instruments was KRW 51,878 million (US$ 41,108 thousand) as of December 31, 2008.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1262.00 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York.